YELLOW7
104 Hardwicke Lane
Little Elm, Texas 75068

February 9, 2011

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Yellow7, Inc. (the “Company”)
File No.: 333-170578

Dear Mr. Spirgel:

In connection with the Company’s Registration Statement filed on Form S-1, the undersigned hereby represents and warrants as follows:

1.	As of February 9, 2011, the Company does not have any preliminary financial information pertaining to the period ended December 31, 2010; and

2.	That as of February 9, 2011, the Company’s operations are not subject to any known adverse trends which could otherwise affect the Company’s business.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Jason Burgess___________________
Jason Burgess
President